
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORT SEC Mail Processing
FORM X-17A-5
PART III ✳ MAR· 0 3 2025

~~SEC FILE NUMBER~~

FACING PAGE Washington, DC

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/24</u> AND ENDING <u>12/31/24</u>
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cushman & Wakefield Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1290 Avenue of the Americas, 7th Floor

(No. and Street)

New York	**NY**	**10104**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Wenk	**917-887-4352**	**dwenk@cushwake.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith+Brown

(Name – if individual, state last, first, and middle name)

111 Broadway, 9th Floor	**New York**	**NY**	**10012**
(Address)	(City)	(State)	(Zip Code)

100

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David H. Wenk _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **CUSHMAN & WAKEFIELD SECURITIES, INC** , as of **28TH FEBRUARY**, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

LUIS J. SAGBAY
Notary Public, State of New York
No. 01SA0025379
Qualified in Kings County
Commission Expires 05/30/28

_____
Notary Public

Title:
President _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §.210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Cushman & Wakefield Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York

February 28, 2025

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com


Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2024


Assets

Cash	$	614,310
Total assets	$	614,310

Liabilities and Stockholder's Equity

Liabilities:

Due to Parent	$	93,680
Accrued expenses and other current liabilities		69,723
Total liabilities		163,403

Stockholder's equity:

Common stock, no par value, 100 shares authorized, issued and outstanding	—
Paid-in capital	391,272
Retained earnings	59,635
Total stockholder's equity	450,907
Total liabilities and stockholder's equity	$ 614,310

The accompanying notes are an integral part of this financial statement.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statement

December 31, 2024

1. Description of Business

Cushman & Wakefield Securities, Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily arranges real estate financing with accredited investors through placement of participations in debt or equity in real estate owned by its clients. In addition, the Company advises clients regarding real estate financing structures, which could involve the sale or exchange of stock or other securities. The Company is permitted, under its membership agreement, to engage in other activities; however, it does not engage in these authorized activities. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

2. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of service, including private placements, financial advisory services and arranging real estate financings. The Company has identified its President as the Chief Operating Decision Maker ("CODM"), who uses net loss to evaluate the results of the business. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company did not derive any revenue in 2024.

3. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any material events that occurred subsequent to December 31, 2024 through February 28, 2025, the date this financial statement was available for issuance, were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to this financial statement.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or is otherwise notified of actual cost. The majority of the Company's service providers invoice on a monthly basis for services performed. The Company makes estimates of its accrued expenses as of each Statement of Financial Condition date in its financial statement based on facts and circumstances known to it.

Cash and Credit Risk

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Revenue Recognition

Revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company enters into Capital Markets contracts and records these advisory services revenues at the point in time when the services for the transaction are completed (the closing date of the transaction) under the terms of each engagement. The revenue is determined based on the terms in each engagement letter and is recognized after the performance obligations noted in the engagement letter have been satisfied. The contracts typically contain a single performance obligation. A performance obligation is a contractual promise to transfer a distinct service to the client and is the unit of account. Performance obligations vary by contract based on customer needs but consist of the Company advising/assisting on the sale or acquisition of property, advising/assisting on the financing of an acquisition and other similar services. The Company only has one revenue stream and therefore does not need to disaggregate revenue in any more detail than presented on the face of the Statement of Operations. The Company had no advisory fees receivable as of January 1, 2024 or December 31, 2024. There were no contract assets or contract liabilities recognized under ASC 606 as of January 1, 2024 or December 31, 2024. During the year ended December 31, 2024, the Company did not record any advisory services revenues.

3. Summary of Significant Accounting Policies (continued)

Current Expected Credit Loss (CECL)

Upon initial recognition of a receivable or a contract asset, the Company estimates credit losses over the contractual term of the asset and establishes an allowance based on historical experience, current available information, and expectations of future economic conditions. The Company mitigates credit loss risk from its trade receivables by assessing customers for creditworthiness, including review of credit ratings, financial position, and historical experience with similar customers within similar geographic regions, where available.

Credit risk is limited due to ongoing monitoring, high geographic customer distribution and low concentration of risk. As the risk of loss is determined to be similar based on the credit risk factors, the Company aggregates its trade receivables on a collective basis when assessing estimated credit losses.

As of December 31, 2024, the Company did not record any credit losses.

Expense Recognition

Real estate service fees paid to affiliates and real estate professional fees, in the Statement of Operations, represent payments made to real estate companies/professionals for services in connection with transactions completed by the Company. These transaction-related expenses are paid upon completion of the transaction and recognized when the corresponding revenue is recognized. During the year ended December 31, 2024, the Company did not record any real estate service fees.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. The Company's taxable income is included in the taxable income of the Parent (Cushman & Wakefield, Inc.) for federal income tax purposes, which is also included in the federal income tax return of DTZ US Holdings, LLC, the ultimate U.S. parent company of Cushman & Wakefield Inc., through December 31, 2024.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

3. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Federal income taxes for the Company are provided for in this financial statement as if the Company was filing as a separate entity. The Company is included in combined state income tax returns with the Parent and certain other subsidiaries of the Parent. Any difference between the tax provision and payments made by the Parent on behalf of the Company are treated as a capital contribution.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount on the Statement of Financial Condition. These temporary differences result in taxable or tax-deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense in the Statement of Operations.

Cushman & Wakefield Securities, Inc.

Notes to Financial Statement (continued)

3. Summary of Significant Accounting Policies (continued)

Fair Value of Assets and Liabilities

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash, accrued expenses, and due to Parent, respectively.

4. Related Party Transactions

The accompanying financial statement has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. Pursuant to the Administrative Services Agreement dated as of January 1, 2017 ("Agreement"), the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. For Company registered representatives who are members of the Parent's Corporate Capital Markets ("CCM") business unit, formerly named Corporate Finance & Investment Banking ("CFIB"), the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2024 was equal to 5.0% of CFIB's affiliated overhead expense based on the 2024 Annual Operating Plan. This percentage fee is calculated based on the anticipated volume of securities related activity of the Company's registered representatives. For Company registered representatives who are members of the Parent's business units other than CCM, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2024 was equal to 5.0% of the respective business unit's affiliated overhead expense based on the 2024 Annual Operating Plan. For the President and CEO of Cushman & Wakefield Securities, Inc. the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2024 was equal to 50.0% of the CCM management expense. The cost for such services is recorded within Parent management expense fees in the Statement of Operations. For the year ended December 31, 2024, the fee for such services amounted to $191,790.

The Due to Parent balance of $93,680 on the Statement of Financial Condition at December 31, 2024 primarily relates to Parent cost allocations, transaction costs, and other fees paid by the Parent. Due to Parent balances are settled on a periodic basis.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Notes to Financial Statement (continued)

5. Income Taxes

The components of income tax expense for the year ended December 31, 2024 are as follows:

Current income tax expense:		
Federal	$	-
State and local		-
Total current income tax expense	$	-
Total deferred tax benefit:		
Federal	$	49,081
State and local		44,850
Total deferred tax benefit		93,931
Change in valuation allowance		93,931
Deferred income tax expense	$	-

The Company had an effective tax rate of zero percent, which is different from the federal statutory rate of 21.00% due to the valuation allowance. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future.

As of December 31, 2024, the Company had deferred tax assets of $565,809 and a corresponding change in valuation allowance of $93,931 as management determined it was more likely than not that the Company would not realize the amount of its deferred tax assets.

The increase in deferred tax balances for net operating loss ("NOL") carryovers is due to the current year loss. The state and local NOL generated in 2024 will expire in 20 years while the federal NOL has an unlimited carryforward period.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))

Cushman & Wakefield Securities, Inc.

Notes to Financial Statement (continued)

5. Income Taxes (continued)

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material uncertain tax positions existed as of December 31, 2024.

6. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) (the "Rule") which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $450,907, which was $440,013 in excess of the required net capital of $10,894. The Company's percentage of aggregate indebtedness to net capital at December 31, 2024 was 36%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of SEC Rule 15c3-1.

The Company does not claim an exemption from Rule 15c3-3 of the Securities Exchange Act, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period without exception.

(Confidential Pursuant to SEC Rule 17a-5(e)(3))